SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

MATERIAL FACT

Approval of the Capitalization and Transfer of Rights with Compensation

Rio de Janeiro, June 10th, 2010, Petróleo Brasileiro S.A - Petrobras announces that the Brazilian Federal Senate approved the Bill concerning the Capitalization of Petrobras and Transfer or Rights with Compensation ( Transfer of Rights ).

The Bill authorizes the Federal Government to transfer to Petrobras the right to explore and produce oil and natural gas in a specific area of the pre-salt area to be defined, limited to the volume of 5 billion barrels of oil equivalent. In addition, it also authorizes the Federal Government to subscribe for shares of the capital stock of Petrobras.

The Bill approved by the Brazilian Federal Senate is identical to the legislation previously approved by the Chamber of Deputies. As a result, the Bill will be sent to the Brazilian President for signature.

Petrobras expects that the Brazilian President will sign the Bill and will continue negotiating the contract for the Transfer of Rights with the Federal Government, including an analysis of the value of the Transfer of Rights.

Also approved yesterday was the Bill concerning the introduction of a production-sharing model in exploration and production activities in the pre-salt and strategic areas. This model was approved by means of a Bill that consolidated the original bills regarding the creation of a Social Fund and the introduction of a production-sharing regime. The Bill approved by the Brazilian Federal Senate provides that Petrobras will be the exclusive operator of all blocks under production-sharing contracts, with a minimum interest of at least 30%, and the right to participate in the bidding process in order to increase the Company s interest in those areas. The Bill also contemplates the possibility of a transfer from the Federal Government to Petrobras of 100% of the rights to explore new areas, with no bidding. The Bill, as approved by the Senate, must be submitted to the Chamber of Deputies once again due to the consolidation of the two original bills and, if approved, it will be sent to President of the Republic for signature.

Petrobras further announces that, in connection with the proposed public offering of Petrobras shares, it has hired Banco do Brasil as the coordinator of retail marketing in Brazil.

This announcement is not an offer of Petrobras shares. Petrobras shares may not be offered or sold in the United States absent registration or an exemption from registration, and Petrobras currently intends to register the proposed offering in the United States. Any public offering of Petrobras shares will be made by means of a prospectus containing detailed information about Petrobras and the offering.

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários), e Seção 21E da lei de Negociação de Valores Mobiliários de 1934, conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos antecipa , acredita , espera , prevê , pretende , planeja , projeta , objetiva , deverá , bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas previstos ou não pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.